EXHIBIT 21

SUBSIDIARIES OF JANEL CORPORATION

Name	Incorporated in
Janel Group, Inc. (f/k/a The Janel Group of New York, Inc.)	New York
The Janel Group of Illinois, Inc.	Illinois
The Janel Group of Los Angeles, Inc.	California
The Janel Group of Georgia, Inc.	Georgia
Alpha International, LP	New York
PCL Transport, LLC	New Jersey
Janel Alpha GP, LLC	Delaware
Janel Ferrara Logistics, LLC	New Jersey
Order Logistics, Inc.	Nevada
Liberty International, Inc.	Rhode Island